Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on September 30, 2006, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

Thousands of dollars
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$16,265,000
Interest-bearing balances	26,129,000
Held-to-maturity securities	0
Available-for-sale securities	153,125,000
Federal funds sold in domestic Offices	16,037,000
Federal funds sold and securities purchased under agreements to resell	11,251,000
Loans and leases held for sale	5,160,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	426,970,000
LESS: Allowance for loan and lease losses	5,888,000
Loans and leases, net of unearned income, allowance, and reserve	421,082,000
Trading assets	99,234,000
Premises and fixed assets (including capitalized leases)	4,453,000
Other real estate owned	60,000
Investments in unconsolidated subsidiaries and associated companies	243,000
Intangible assets: Goodwill	9,493,000
Intangible assets: Other intangible assets	11,897,000
Other assets	41,933,000

TOTAL ASSETS	$816,362,000

LIABILITIES
Deposits: In domestic offices	$139,255,000
Noninterest- bearing	22,087,000
Interest- bearing	117,168,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	422,066,000
Noninterest- bearing	29,452,000

Thousands of dollars
Interest- bearing	392,614,000
Federal funds purchased in domestic Offices	26,530,000
Federal funds purchased and securities sold under agreements to repurchase	11,813,000
Trading liabilities	45,401,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	45,704,000
Subordinated notes and debentures	18,125,000
Other liabilities	44,494,000

TOTAL LIABILITIES	$753,388,000

Minority interest in consolidated Subsidiaries	577,000
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	27,367,000
Retained Earnings	35,602,000

Accumulated net gains (losses) on cash flow hedges	-1,323,000
Other equity capital components	0

TOTAL EQUITY CAPITAL	$62,397,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$816,362,000

I, the undersigned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.
SALLIE KRAWCHECK
We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true and correct.
ALAN S. MACDONALD
KEVIN KESSINGER
STEPHEN H. LONG
DIRECTORS